Sub-Item 77I:

The Touchstone Investment Trust High Yield Fund introduced its Class Y shares on 02/01/07. The Class Y shares of the Fund are sold at NAV without an initial sales charge. The minimum amount for initial investments in Class Y shares of the Fund is $250,000. Here is the fee table:

Management Fees                                                            0.60%
Other Expenses(1)                                                          0.43%
    Administration Fees                                                    0.20%
    Other Fees                                                             0.23%
TOTAL ANNUAL FUND OPERATING EXPENSES                                       1.03%
Fee Waiver and/or Expense Reimbursement(2)                                 0.23%
NET EXPENSES                                                               0.80%

(1) "Other Expenses" are based on estimated amounts for the current fiscal year.

(2) Under the Expense Limitation Agreement between Touchstone Advisors and the Trust, Touchstone Advisors has agreed to waive a portion of its advisory fee and/or reimburse certain Fund expenses in order to limit "Net Expenses" to 0.80%. This expense limitation will remain in effect until at least February 1, 2008.

The Fund's share price (also called "NAV") is determined as of the close of trading (normally 4:00 p.m. ET) every day the NYSE is open. The Fund calculates its NAV per share, generally using market prices, by dividing the total value of its net assets by the number of shares outstanding. Shares are purchased or sold at the next share price determined after your purchase or sale order is received in proper form by Touchstone or your financial institution.